UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND CONNECTED PERSONS

Name of Issuer:  Royal Dutch Shell plc

Date of transaction (“DATE”):  14 March 2007

Notification relating to a transaction notified in accordance with: DR 3.1.4
R(1)(a) and DR 3.1.4 R(1)(b) (a disclosure made in accordance with Section 324
(as extended by Section 328) of the Companies Act 1985).

Nature of the transaction: Rollover of dividends into Royal Dutch Shell plc shares RDSA, RDS.A, RDSB and RDS.B (as given below) under the Long-Term
Incentive Plan and the Deferred Bonus Plan.

The values are as follows:

Jeroen van der Veer  €    144,918.22
Malcolm Brinded  £     58,237.25
Rob Routs  €    65,874.20
Linda Cook  $   82,606.45
Peter Voser  €     66,541.24

The number of shares is as follows:

Jeroen van der Veer          5,958  RDSA
Malcolm Brinded           3,544  RDSB
Rob Routs          2,708  RDSA
Linda Cook   1,294  RDS.A
Peter Voser          2,736  RDSA

Note

Long Term Incentive Plan (“LTIP”)

The LTIP is a performance based share plan under which Directors receive a conditional award of shares (“performance shares”). The actual number of performance shares which Directors could finally receive under the plan ranges from nil to two times the conditional award (1), subject to the performance of the Company over a period of at least three years. For the purposes of disclosure and maintenance of certain statutory records, the number of performance shares is taken to be one times the number of performance shares conditionally awarded. Performance shares attract dividends in the form of shares (“dividend shares”) and, whilst Directors could finally receive dividend shares based on two times the conditional award (1), such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded. Further details of the LTIP can be found in the Royal
Dutch Shell plc Annual Report and Form 20-F for the year ended December 31,
2006.

(1) in respect of conditional awards made in 2005 onwards

Deferred Bonus Plan (“DBP”)

The DBP provides for Directors to accrue dividends in the form of shares
(“dividend shares”) on their deferred bonus shares and, provided certain conditions are met, to receive one guaranteed matching share for every four deferred bonus and dividend shares. Additional performance related matching shares can be earned depending on the performance of the Company, the number of such additional matching shares ranging from nil to three for every four deferred bonus shares and dividend shares held. For the purposes of disclosure and maintenance of certain statutory records, the number of shares is taken to be the number of deferred bonus shares, dividend shares on such deferred bonus shares, and the guaranteed matching shares. Further details of the DBP can be found in the Royal Dutch Shell plc Annual Report and Form 20-F for the year ended December 31, 2006.

14 March 2007

Name of Contact:  Mark Edwards
Phone number of contact:  020 7934 2817

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and
333-126726-01); and

b) the Registration Statement on Form S-8 of Royal Dutch Shell plc
(Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 16 March 2006	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary